TSX, NYSE - HBM 2026 No. 2

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Announces Preliminary 2025 Production Results and Achieves 2025 Consolidated Copper and Gold Production Guidance

Toronto, Ontario, January 16, 2026 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) today announced preliminary production results for the three months and year ended December 31, 2025. All amounts are in US dollars, unless otherwise noted.

Highlights:

  Achieved 2025 consolidated copper and gold production guidance, despite the mandatory wildfire evacuation shutdowns and temporary operational interruptions resulting in production deferrals during the year.
  2025 represents the 11th consecutive year in which Hudbay achieved its annual consolidated copper production guidance, since Constancia declared commercial production, and 5th consecutive year achieving its annual consolidated gold production guidance, since establishing standalone gold production guidancei.
  Strong operational performance in the fourth quarter with approximately 33,069 tonnes of copper produced and 84,298 ounces of gold produced, resulting in full year 2025 consolidated production of approximately 118,188 tonnes of copper and 267,934 ounces of goldii.
  Pro-forma year-end cash and cash equivalents of approximately $992 millioniii, after giving effect to the recent closing of the Copper World joint venture transaction.

"We are proud to have achieved full year production guidance for our two primary metals, copper and gold, after overcoming several temporary operational interruptions in 2025, which demonstrates the resilience and strength of our diversified operating platform," said Peter Kukielski, Hudbay's President and Chief Executive Officer. "Our operations delivered steady production performance in the fourth quarter and maintained a rigorous focus on operational efficiencies and stabilization, resulting in a strong finish to the year. Notably, we achieved a standout fourth quarter in Peru with the efficient mining of the high-grade Pampacancha satellite deposit, allowing us to far exceed the top end of the 2025 gold production guidance range in Peru."

Fourth Quarter 2025 Preliminary Production Resultsii

During the fourth quarter of 2025, Hudbay had consolidated production of approximately 33,069 tonnes of copper, 84,298 ounces of gold, 1,002,985 ounces of silver, 5,703 tonnes of zinc and 325 tonnes of molybdenum.

Peru operations had the strongest quarter of the year in the fourth quarter. Production was approximately 25,038 tonnes of copper, 32,865 ounces of gold and 731,017 ounces of silver in the fourth quarter, with continued strong copper and gold grades from Pampacancha and less ore processed from low-grade stockpiles compared to the third quarter of 2025. The Company continued to optimize the mine plan in the fourth quarter with more ore mined from Pampacancha than previously expected, resulting in the accelerated depletion of Pampacancha in late December as opposed to early 2026 and enabling Hudbay to exceed the top end of the 2025 Peru gold guidance range.

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Manitoba operations produced approximately 47,423 ounces of gold in the fourth quarter, slightly lower than quarterly cadence expectations as a result of unplanned down time in October with eight days of winter storm power outages, offset by record monthly throughput at the New Britannia mill in December. Manitoba operations also produced approximately 3,326 tonnes of copper, 5,703 tonnes of zinc and 214,493 ounces of silver in the fourth quarter.

British Columbia operations produced approximately 4,705 tonnes of copper, 4,010 ounces of gold and 57,475 ounces of silver in the fourth quarter. While the operations completed construction of the permanent feeder for the new second semi-autogenous grinding ("SAG") mill in December, total throughput in the fourth quarter was constrained by the primary SAG mill requiring unplanned maintenance early in the fourth quarter, as previously disclosed.

Fourth Quarter 2025 Preliminary Production[i][i]		Three Months Ended
		Dec. 31, 2025[2]	Sep. 30, 2025	Dec. 31, 2024
Contained Metal in Concentrate and Doré[1]

Peru
Copper	tonnes	25,038	18,114	33,988
Gold	ounces	32,865	26,380	38,079
Silver	ounces	731,017	577,446	969,502
Molybdenum	tonnes	325	185	195

Manitoba
Gold	ounces	47,423	22,441	51,438
Zinc	tonnes	5,703	548	8,385
Copper	tonnes	3,326	842	3,347
Silver	ounces	214,493	102,132	283,223

British Columbia
Copper	tonnes	4,705	5,249	5,927
Gold	ounces	4,010	4,760	4,644
Silver	ounces	57,475	50,816	58,933

Total
Copper	tonnes	33,069	24,205	43,262
Gold	ounces	84,298	53,581	94,161
Zinc	tonnes	5,703	548	8,385
Silver	ounces	1,002,985	730,394	1,311,658
Molybdenum	tonnes	325	185	195
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.
[2] Fourth quarter 2025 production is preliminary in nature and may be subject to change. See "Disclaimer Regarding Preliminary Financial Information" below.

Full Year 2025 Preliminary Production Resultsii

Hudbay achieved 2025 consolidated production guidance for copper and gold, with full year production of approximately 118,188 tonnes of copper and 267,934 ounces of gold, based on preliminary fourth quarter results. In 2025, the operations also produced approximately 17,646 tonnes of zinc, 3,468,143 ounces of silver and 1,282 tonnes of molybdenum. 2025 represents the 11th consecutive year in which Hudbay achieved its annual consolidated copper production guidance, since Constancia declared commercial production, and 5th consecutive year achieving its annual consolidated gold production guidance, since establishing standalone gold production guidancei.

Peru operations achieved 2025 production guidance for copper, with gold production far exceeding the top end of the 2025 guidance range. Based on preliminary production results for the fourth quarter, Constancia produced approximately 85,155 tonnes of copper, 74,480 ounces of gold and 2,415,134 ounces of silver in 2025. Hudbay optimized the mine plan in the second half of 2025 by prioritizing Pampacancha mining activities and fully depleting the satellite deposit in December, while also leveraging more stockpiled ore during the third quarter as the Company adapted its mine plan to social unrest in the region. These short-term mine plan changes resulted in reduced stripping activities in 2025, which is expected to result in some grade re-sequencing in 2026 and 2027 while maintaining production within the previous guidance ranges for 2026 and 2027.

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Based on preliminary production results for the fourth quarter, Manitoba operations produced approximately 173,453 ounces of gold, 9,249 tonnes of copper, 17,646 tonnes of zinc and 800,198 ounces of silver for the full year 2025. Production was below the low end of the guidance range for gold and zinc, while copper and silver met expectations in 2025. These production levels are impressive given the significant impacts of unexpected downtime from an eight-day power outage in October and over two months of production deferrals due to wildfire evacuations and ramp-up activities throughout the summer. In addition, zinc production was below the guidance range due to the prioritization of gold production in Manitoba. 2026 production levels are expected to be higher than 2025 as operations have fully normalized after the weather-related interruptions in 2025, as demonstrated with New Britannia achieving record total monthly throughput in December.

British Columbia operations produced approximately 23,784 tonnes of copper in 2025 based on preliminary production results for the fourth quarter. Copper production is below the low end of the production guidance range, while the operations achieved full year production guidance for gold and silver with approximately 20,001 ounces of gold and 252,811 ounces of silver produced in 2025. As previously disclosed, copper production in 2025 was impacted by reduced throughput at the primary SAG mill in the fourth quarter and a higher portion of low-grade stockpiles utilized as ore feed in 2025. With the completion of the permanent feeder for the secondary SAG mill project in December, the secondary SAG mill continued to demonstrate positive contributions to overall throughput in the fourth quarter. As previously disclosed, Hudbay expects mill throughput to ramp up to the targeted 50,000 tonnes per day in mid-2026 as opposed to early 2026 due to the impacts of reduced throughput at the primary SAG mill.

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Full Year 2025 Preliminary Production[i][i]		Year Ended Dec. 31, 2025[2]	2025 Guidance	Year Ended Dec. 31, 2024
Contained Metal in Concentrate and Doré[1]

Peru
Copper	tonnes	85,155	80,000 - 97,000	99,001
Gold	ounces	74,480	49,000 - 60,000	98,226
Silver	ounces	2,415,134	2,475,000 - 3,025,000	2,708,262
Molybdenum	tonnes	1,282	1,300 - 1,500	1,323

Manitoba
Gold	ounces	173,453	180,000 - 220,000	214,225
Zinc	tonnes	17,646	21,000 - 27,000	33,339
Copper	tonnes	9,249	9,000 - 11,000	12,536
Silver	ounces	800,198	800,000 - 1,000,000	995,090

British Columbia
Copper	tonnes	23,784	28,000 - 41,000	26,406
Gold	ounces	20,001	18,500 - 28,000	19,789
Silver	ounces	252,811	245,000 - 365,000	280,499

Total
Copper	tonnes	118,188	117,000 - 149,000	137,943
Gold	ounces	267,934	247,500 - 308,000	332,240
Zinc	tonnes	17,646	21,000 - 27,000	33,339
Silver	ounces	3,468,143	3,520,000 - 4,390,000	3,983,851
Molybdenum	tonnes	1,282	1,300 - 1,500	1,323
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.
[2] Full year production for the period ended December 31, 2025 includes fourth quarter production that is preliminary in nature and may be subject to change See "Disclaimer Regarding Preliminary Financial Information" below.

Robust Balance Sheet

As of December 31, 2025, Hudbay had approximately $569 million in unaudited cash and cash equivalentsiii. After the recently closed Copper World joint venture transaction, Hudbay's pro-forma cash and cash equivalents as at December 31, 2025 are approximately $992 millioniii. In addition, Hudbay has undrawn availability of $425 million under Hudbay's revolving credit facilities as of December 31, 2025, increasing total pro-forma liquidity to over $1.4 billioniii.

Fourth Quarter 2025 Results Conference Call

Hudbay plans to issue a news release containing the fourth quarter and full year 2025 results, as well as 2026 production and cost guidance, before the market open on Friday, February 20, 2026 and will post it on the Company's website. Hudbay senior management will host a corresponding conference call on Friday, February 20, 2026 at 11:00 a.m. ET to discuss the results. An archived audio webcast will be available on Hudbay's website following the call.

Fourth Quarter 2025 Results Conference Call and Webcast Details

Date:	Friday, February 20, 2026
Time:	11:00 a.m. ET
Webcast:	www.hudbay.com
Dial in:	1-833-752-3516 or 647-846-8185

TSX, NYSE - HBM 2026 No. 2

Disclaimer Regarding Preliminary Financial Information

This news release contains preliminary financial information and production results (the "Preliminary Information") for the three months and year ended December 31, 2025, and the Preliminary Information included herein is based only upon the information available to the Company as of the date of this news release. The Preliminary Information contained herein is not a comprehensive summary of our financial results for the applicable periods. The Company's actual financial and production results may differ from the Preliminary Information contained herein, due to several factors, including but not limited to the completion of operational and financial closing procedures and final audit adjustments. The Company's external auditor has not audited or reviewed the Preliminary Information included in this news release.

Forward-Looking Information

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward- looking information") within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

Forward-looking information includes, but is not limited to, expectations regarding the fourth quarter and full year 2025 results, expectations regarding future production and production guidance and the Company's expectations for the SAG mill ramp-up at Copper Mountain. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates, and analyses that, while considered reasonable at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Senior Vice President, Capital Markets & Corporate Affairs

(416) 362-8181

investor.relations@hudbay.com

_____________________________

i In 2020, Hudbay's consolidated copper production guidance range was revised during the year due to the impact of COVID-19 at the operations. Hudbay's copper production for the year was within the revised guidance range. Prior to 2021, Hudbay provided guidance on a precious metals equivalent instead of gold as a standalone metal.

ii Fourth quarter and full year production results for the period ended December 31, 2025 includes fourth quarter production that is preliminary in nature and may be subject to change. See "Disclaimer Regarding Preliminary Financial Information" above.

iii All financial metrics including cash and cash equivalents as at December 31, 2025 are unaudited.  Additionally, the pro-forma year-end cash and cash equivalents includes approximately $420 million of cash at the Copper World LLC level received as part of the recent closing of the Copper World joint venture transaction, which is designated for exclusive use by the Copper World joint venture.